Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CHARMING SHOPPES, INC.

at

$7.35 Net Per Share in Cash

by

COLOMBIA ACQUISITION CORP.

a direct wholly owned subsidiary of

ASCENA RETAIL GROUP, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON JUNE 12, 2012, UNLESS THE OFFER IS EXTENDED

The Offer (as defined below) is being made in accordance with an Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Ascena Retail Group, Inc., a Delaware corporation (“Parent”), Colombia Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of Parent (“Purchaser”), and Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.10 per Share (the “Company Common Stock”), at a price of $7.35 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Pursuant to the Merger Agreement, following the closing of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares held directly or indirectly by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any other Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis after giving effect to the exercise or conversion of all then exercisable or convertible options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price or other terms and conditions thereof (other than the Top-Up Option (as defined below)), except that shares of Company Common Stock issuable pursuant to the Company’s outstanding warrants will be included for purposes of determining the number of Shares then outstanding as of a particular date only to the extent that a notice of exercise thereof has been received by the Company as of such date (“Fully Diluted Basis”)). The Offer is also subject to other important conditions set forth in this Offer to Purchase. The closing of the Merger is subject to various additional conditions, including, if required under Pennsylvania law, adoption of the Merger Agreement and approval of the Merger by the Company’s shareholders. See Section 15—“Certain Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), (iii) if required by applicable laws, directed that the Merger Agreement be submitted to the Company’s shareholders for adoption, and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger (collectively, the “Company Board Recommendation”).

May 15, 2012

IMPORTANT

Any shareholder of the Company wishing to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender its Shares.

Any shareholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, NY 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read carefully both in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Colombia Acquisition Corp., a direct wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares for $7.35 per Share net in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

The following are answers to some of the questions you, as a shareholder of the Company, may have about the Offer. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser or Parent, as the context requires.

Who is offering to buy my securities?

Our name is Colombia Acquisition Corp., a Pennsylvania corporation formed for the purpose of making the Offer. We are a direct wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares of common stock, par value $0.10 per Share, of the Company, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Is there an agreement governing the Offer?

Yes. The Merger Agreement (as it may be amended or supplemented from time to time in accordance with its terms) provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

Why are we making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the Shares of, the Company. Following the completion of the Merger, the Company will become a wholly owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.35 per Share, net to you in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to the Depositary in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares to the Depositary on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

i

In addition, if you are a U.S. resident for U.S. tax purposes and you do not complete, sign and return the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup Federal income tax withholding. If you are not a U.S. resident for U.S. tax purposes, you should consult your own U.S. tax advisor as to which IRS Form you should complete, sign and return. If payment for the Shares is to be made to a person other than the registered holder of the Shares, or if a stock transfer tax is imposed for any other reason, the amount of the stock transfer taxes will be deducted from the purchase price to be paid with respect to the Shares, unless satisfactory evidence of payment of the stock transfer taxes is submitted with the Letter of Transmittal.

What does the Company Board think of the Offer?

At a Company Board meeting on April 30, 2012, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the BCL, (iii) if required by applicable laws, directed that the Merger Agreement be submitted to Company’s shareholders for adoption, and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger.

We have been advised by the Company, that to the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers and directors currently intend (i) to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or receive by exercising stock options or stock appreciation rights; and (ii) if a shareholder vote is required under Pennsylvania law to consummate the Merger, to vote all Shares held of record or beneficially owned by them in favor of the Merger.

A description of the reasons for the Company Board Recommendation is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14d-9 that is being mailed to the Company’s shareholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $897 million to purchase all of the Shares pursuant to the Offer, consummate the Merger and pay related fees and expenses. We have entered into a commitment letter (the “Commitment Letter”), pursuant to which we received a financing commitment from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to provide a term loan facility in an aggregate amount of $300 million and to increase Parent’s existing $200 million secured revolving facility by an aggregate amount of not more than $50 million (the “Commitment”). The Commitment is subject to the terms and conditions set forth in the Commitment Letter. If any portion of such financing becomes unavailable in the manner or from the sources contemplated by the Commitment Letter, we are obligated to use reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financing institutions. However, our obligation to consummate the Offer and the Merger is not subject to any financing condition. We will obtain the necessary funds to satisfy the aggregate purchase price of the Shares, to complete the Merger and the other transactions contemplated by the Merger Agreement and pay related fees and expenses from the proceeds of the term loan facility referred to above or alternative financing, borrowing under Parent’s existing secured revolving facility (as increased pursuant to the Commitment) and cash on hand.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, Parent, will have sufficient funds available to purchase all securities validly tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire in the Merger any remaining Shares not purchased in the Offer for the same cash price.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on June 12, 2012 (which is the end of the day on June 12, 2012) (the “Initial Expiration Time”) to tender your Shares in the Offer, unless we, in accordance with the Merger Agreement, extend the Offer, in which event you will have until the later date and time to which the Initial Expiration Time has been extended (the “Expiration Time”) to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by the Expiration Time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we will extend the Offer:

•

on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Company, Parent and Purchaser may agree) each, if at any then-scheduled Expiration Time, any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Conditions”), other than the Minimum Condition, have not been satisfied or waived, until such time as such condition or conditions are satisfied or waived; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

on one or more occasions, in consecutive increments of up to five business days each, if at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) has been satisfied or waived, and the Minimum Condition shall not have been satisfied; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

at the request of the Company, until the expiration of a 20-day cure period after a breach of the Merger Agreement by the Company, if on any then-scheduled Expiration Time any of the Offer Conditions (other than the Minimum Condition) have not been satisfied due to a breach of the Merger Agreement by the Company that is capable of being cured; and

•

for the minimum period required by applicable law, any interpretation or position of the SEC, the staff thereof, The NASDAQ Stock Market (“NASDAQ”) or the Chicago Stock Exchange, Inc. (“CHX”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the closing of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law shall have expired or been terminated.

We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is November 1, 2012. See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of the extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

If necessary to obtain at least 80% of the outstanding Shares, we may, in our sole discretion, following the closing of the Offer, provide for one or more subsequent offering periods (as described in Section 1—“Terms of the Offer”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire or the date of termination of any subsequent offering period.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition; and

•	expiration or termination of any applicable waiting period under the HSR Act.

The term “Minimum Condition” is described in Section 15—“Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any other Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis). For purposes of determining whether the Minimum Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures will be included only if such Shares have been delivered pursuant to such procedures.

The Offer is also subject to other important conditions set forth in this Offer to Purchase. We may not waive the Minimum Condition without the prior written consent of the Company. However, we may waive certain other conditions in our sole discretion without the Company’s consent. The closing of the Merger is subject to various additional conditions, including, if required under Pennsylvania law, adoption of the Merger Agreement and approval of the Merger by the Company’s shareholders. See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver to the Depositary the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal prior to the Expiration Time. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), contact your nominee and instruct them to tender your Shares for you. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined below) guarantee on or prior to the Expiration Time that the missing items will be received by the Depositary within three NASDAQ trading days after the Expiration Time. For the tender to be valid, however, the Depositary must receive the missing items within such three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” For assistance in tendering your shares, contact the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time and, if we have not accepted your Shares for payment by July 13, 2012, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares and provide the required information to the Depositary while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned, but rather, immediately following the effective time of the Merger, will be a wholly owned subsidiary of Parent. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ, CHX or other securities exchanges, there may not be an active public trading market for the Shares and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a Fully Diluted Basis, we expect to effect the Merger of Purchaser with and into the Company. If that Merger takes place, all remaining shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective wholly owned subsidiaries or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with applicable provisions of Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will receive $7.35 per Share net in cash, without interest, subject to any required withholding tax, and the Company will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the price per Share paid in the Offer payable in cash, without interest, subject to any required withholding tax. Unless you validly exercise your appraisal rights under Subchapter 15D of the BCL, if applicable, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash, without interest and less any required withholding taxes.

v

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Subchapter 15D of the BCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a shareholder of the Company. However, there may be so few remaining shareholders and publicly traded Shares that the Shares will no longer be eligible to be traded through NASDAQ, CHX or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

Are dissenters rights available in either the Offer or the Merger?

Dissenters rights are not available as a result of the Offer.

Dissenters rights may be available in the Merger. You will be entitled to dissenters rights in the Merger only if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are held beneficially or of record by 2,000 persons or less or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the BCL.

If you properly exercise your dissenters rights, you will be entitled to receive a judicial determination of the “fair value” of your Shares immediately prior to the effective time of the Merger, which would not necessarily include any element of value arising from the consummation or expectation of the Merger. Therefore, you should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger. Your right to seek dissenters rights under Pennsylvania law will be forfeited if you do not comply with the requirements of Subchapter 15D of the BCL relating to dissenters rights. See Section 12—“Purpose of the Offer; Plans for the Company” in this Offer to Purchase for more information.

What is the market value of my Shares as of a recent date?

On May 1, 2012, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price of the Shares reported on NASDAQ was $5.90 per Share. On May 14, 2012, the last full trading day prior to our commencement of the Offer, the closing sale price of the Shares reported on NASDAQ was $7.31 per Share. We encourage you to obtain a recent quotation for the Shares when deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $7.35 in cash, without interest, subject to any required withholding tax, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What is the Top-Up Option and when could it be exercised?

The Company has granted Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the outstanding Shares (calculated on a Fully Diluted Basis after giving effect to the issuance of all Shares subject to the Top-Up Option). Purchaser may exercise the Top-Up Option only if upon exercise of the Top-Up Option, Purchaser will directly or indirectly own one Share more than 80% of the outstanding Shares (calculated on a Fully Diluted Basis after giving effect to the issuance of Shares pursuant to exercise of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time following the closing of the Offer and prior to the earlier to occur of (i) the close of business on the fifth business day following the closing of the Offer, (ii) the effective time of the Merger and (iii) the termination of the Merger Agreement in accordance with its terms. See Section 11—“The Merger Agreement.” If Parent, Purchaser and any of their respective affiliates acquire at least 80% of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under the BCL.

What will happen to my stock options and stock appreciation rights in the Offer?

The Offer is not made for options to acquire shares of Company Common Stock or any rights to receive appreciation with respect to shares of Company Common Stock. On the terms and subject to the conditions set forth in the Merger Agreement, any unexercised options to purchase shares of Company Common Stock (other than options issued under the Company’s employee stock purchase plan) and rights to receive appreciation with respect to shares of Company Common Stock outstanding immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will, at the effective time of the Merger, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of the aggregate number of shares of Company Common Stock issuable upon exercise of such option or stock appreciation right immediately prior to the effective time of the Merger multiplied by the positive excess (if any) of the Offer Price over the per share exercise price of such option or base amount of such stock appreciation right, less any taxes required to be withheld. In the event that the per share exercise price of an option or the base amount of a stock appreciation right is equal to or greater than the Offer Price, such option or stock appreciation right will be cancelled without consideration and have no further force or effect. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units, restricted stock and performance share unit awards in the Offer?

The Offer is not made for any restricted stock unit award, restricted stock award, performance share unit award or other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares of Company Common Stock, or any award of any kind consisting of shares of Company Common Stock held, awarded, outstanding or payable under any of the Company’s equity plans. On the terms and subject to the conditions set forth in the Merger Agreement, any restricted stock unit awards, restricted stock awards, performance share unit awards or other rights, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock (other than the options and stock appreciation rights described above and options issued under the Company’s employee stock purchase plan), and each award payable under any of the Company’s equity plans outstanding immediately prior to the effective time of the Merger will, at the effective time of the Merger, automatically be cancelled (except with respect to performance share unit awards that are forfeited at the effective time of the Merger in accordance with the terms thereof) and converted into the right to receive an amount in cash, without interest, equal to the product of the aggregate number of shares of Company Common Stock in respect of such award or right multiplied by the Offer Price, less any taxes required to be withheld, and subject, with respect to holders of restricted stock awards, to their right to exercise statutory appraisal rights. See Section 11—“The Merger Agreement.”

What will happen to my warrants in the Offer?

Each warrant to purchase shares of Company Common Stock that is issued and outstanding immediately prior to the closing of the Offer will terminate as of the closing of the Offer in accordance with its terms.

What are the U.S. Federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable exchange for U.S. Holders (as defined under Section 5—“Certain United States Federal Income Tax Consequences”) for U.S. Federal income tax purposes. If you hold Shares as capital assets for U.S. Federal income tax purposes and are a U.S. Holder, you generally will recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received (including any amount withheld on account of withholding taxes) and your adjusted tax basis in the Shares. See Section 5—“Certain United States Federal Income Tax Consequences.” If you are not a U.S. Holder, the tax consequences of the exchange of Shares for cash will depend, in part, on your individual circumstances (as discussed under Section 5—“Certain United States Federal Income Tax Consequences”), and you should consult your own U.S. tax advisor as to the consequences of the exchange to you.

We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of U.S. Federal income tax, as well as any state, local or foreign income, as well as estate, gift and other tax laws).

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, in its capacity as Information Agent, toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact details.

To the Holders of Shares of

Common Stock of Charming Shoppes, Inc.:

INTRODUCTION

Colombia Acquisition Corp., a Pennsylvania corporation (“Purchaser”) and direct wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Parent”), hereby offers to purchase all outstanding shares (the “Shares”) of common stock, par value $0.10 per Share (the “Company Common Stock”) of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a price of $7.35 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is more fully described in Section 11—“The Merger Agreement.”

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition (as defined below); and

•	expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any other Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis after giving effect to the exercise or conversion of all then exercisable or convertible options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price or other terms and conditions thereof (other than the Top-Up Option (as defined below)) except that shares of Company Common Stock issuable pursuant to the Company’s outstanding warrants will be included for purposes of determining the number of Shares then outstanding as of a particular date only to the extent that a notice of exercise thereof has been received by the Company as of such date (“Fully Diluted Basis”)). For purposes of determining whether the Minimum Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures will be included only if such Shares have been delivered pursuant to such procedures.

The Offer is also subject to other important conditions set forth in this Offer to Purchase. We may not waive the Minimum Condition without the prior written consent of the Company. However, we may waive certain other conditions in our sole discretion without the Company’s consent. See Section 15—“Certain Conditions of the Offer.”

There is no financing condition to the Offer and we will pay for the entire purchase price of the Shares in cash.

The Company has represented to Parent in the Merger Agreement that, as of the close of business on April 27, 2012, (i) 116,825,954 Shares were issued and outstanding, (b) 38,617,180 Shares were issued and held by the Company in its treasury, (c) 9,378,430 Shares were subject to issuance upon the exercise of outstanding options (other than options issued under the Company’s employee stock purchase plan) and stock appreciation rights and upon the settlement of restricted stock units and other awards and (d) no shares of the Company’s preferred stock, par value $1.00 per share, were issued or outstanding.

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), (iii) if required by applicable laws, directed that the Merger Agreement be submitted to the Company’s shareholders for adoption, and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger (collectively, the “Company Board Recommendation”).

A description of the reasons for the Company Board Recommendation is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14d-9 that is being mailed to the Company’s shareholders together with this Offer to Purchase (the “Schedule 14d-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer,” following the closing of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares held directly or indirectly by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with applicable provisions of Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”).

The Merger is subject to the satisfaction or (to the extent permitted under applicable law) waiver of certain conditions, including, if required under Pennsylvania law, adoption of the Merger Agreement and approval of the Merger by affirmative vote or consent of a majority of the votes cast by all shareholders entitled to vote on the Merger Agreement. If the adoption of the Merger Agreement by the Company’s shareholders is required by applicable law, the Company has agreed, as soon as reasonably practicable following the acceptance for payment by Purchaser of any Shares pursuant to the Offer, to take all action necessary to duly call, give notice of, convene and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger. Parent has agreed to cause all Shares owned of record by it or Purchaser to be voted in favor of adoption of the Merger Agreement. If the Minimum Condition and the other Offer Conditions (as defined below) are satisfied and the Offer is completed, Parent and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. See Section 11—“The Merger Agreement.” The parties have agreed that, if after the purchase of Shares pursuant to the Offer and any Subsequent Offering Period, and after giving effect to any Top-Up Shares, Purchaser owns at least 80% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge with and into the Company pursuant to a “short-form” merger in accordance with applicable provisions of the BCL, which would not require a vote of the Company’s shareholders.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The Offer will expire at 12:00 midnight, New York City time, on June 12, 2012 (which is the end of the day on June 12, 2012) (the “Initial Expiration Time”) unless Purchaser, in accordance with the Merger Agreement, extends the Initial Expiration Time (in which event the later date and time to which the Initial Expiration Time has been extended is the “Expiration Time”).

Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer if the number of Shares validly tendered in the Offer and not validly withdrawn prior to the then-scheduled Expiration Time, together with the Shares then beneficially owned by Parent or Purchaser (if any), does not represent at least a majority of all outstanding securities entitled to vote in the election of directors of the Company on a Fully Diluted Basis (the “Minimum Condition”). For purposes of determining whether the Minimum Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures will be included only if such Shares have been delivered pursuant to such procedures.

In addition, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or (subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)) pay for, any Shares tendered pursuant to the Offer if, immediately prior to acceptance of Shares for payment, any of the following conditions exists:

(a) any applicable waiting period (or extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the closing of the Merger shall not have expired or otherwise been terminated;

(b) a Company Material Adverse Effect (as defined in Section 11—“The Merger Agreement”) shall have occurred since the date of the Merger Agreement;

(c) a governmental entity shall have issued, promulgated, enforced or entered any order, writ, assessment, decision, injunction, decree, ruling award or judgment, whether temporary, preliminary or permanent, which is then in effect (i) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the closing of the Offer or the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to restrain, prohibit or limit Parent’s, the Company’s or any of their respective affiliates’ ownership or operation of all or any material portion of the business or assets of the Company or any of its subsidiaries or (iv) seeking to impose material limitations on the ability of Parent, Purchaser or any of Parent’s other affiliates to acquire, hold or exercise full rights of ownership of any Shares or any shares of the Surviving Corporation, including the right to vote the Shares or shares of the Surviving Corporation acquired or owned by Parent, Purchaser or any of Parent’s other affiliates on all matters properly presented to the Company’s shareholders;

(d) any law is enacted, entered, enforced, issued, in effect or deemed applicable to the Offer or the Merger that, in the good faith judgment of Parent (after consultation with outside counsel), is likely, directly or indirectly, to result in any of the consequences referred to in paragraph (c) above;

(e) (i) any of the representations and warranties of the Company (without giving effect to any materiality or Company Material Adverse Effect qualifications therein), other than the representations and warranties regarding capital structure or information provided for incorporation into the documents relating to the Offer or in the Schedule 14d-9, shall not be true and correct, as of the closing of the Offer, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (ii) any of the representations and warranties of the Company regarding capital structure or information provided for incorporation into the documents relating to the Offer or in the Schedule 14d-9 shall not be true and correct in all material respects as of the closing of the Offer, as if made on and as of such time;

(f) the Company shall have failed to perform or comply with in all material respects any of its agreements, obligations or covenants under the Merger Agreement; or

(g) the Merger Agreement has been terminated in accordance with its terms.

There is no financing condition to the Offer and Purchaser will pay for the entire purchase price of the Shares in cash.

The Merger Agreement provides that, unless the Merger Agreement has been terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer:

•

on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Company, Parent and Purchaser may agree) each, if at any then-scheduled Expiration Time, any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Conditions”), other than the Minimum Condition, have not been satisfied or waived, until such time as such condition or conditions are satisfied or waived; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

on one or more occasions, in consecutive increments of up to five business days each, if at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) has been satisfied or waived, and the Minimum Condition shall not have been satisfied; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

at the request of the Company, until the expiration of a 20-day cure period after a breach of the Merger Agreement by the Company, if on any then-scheduled Expiration Time any of the Offer Conditions (other than the Minimum Condition) have not been satisfied due to a breach of the Merger Agreement by the Company that is capable of being cured; and

•

for the minimum period required by applicable law, any interpretation or position of the SEC, the staff thereof, The NASDAQ Stock Market (“NASDAQ”) or the Chicago Stock Exchange, Inc. (“CHX”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the closing of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law shall have expired or been terminated.

We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is November 1, 2012.

Purchaser may (in its sole discretion), following the closing of the Offer, make available one or more “subsequent offering periods,” in accordance with Rule 14d-11 of the Exchange Act (each, a “Subsequent Offering Period”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by

Purchaser pursuant to the Offer, may also be withdrawn at any time after July 13, 2012. However, if the Expiration Time has passed and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. A Subsequent Offering Period would be an additional period of time, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Time, during which shareholders may tender Shares not tendered in the Offer.

Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Purchaser and Parent expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, unless provided by the Merger Agreement or as previously approved in writing by the Company, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add to the Offer Conditions or modify or change any Offer Condition in any manner adverse to any shareholders of the Company, (v) except as otherwise provided in the Merger Agreement, extend or otherwise change the Expiration Time or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to any shareholder of the Company.

The rights reserved by Purchaser described in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to shareholders.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14d-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the applicable regulations of the SEC, Purchaser will accept for payment, purchase and promptly pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time. If Purchaser provides a Subsequent Offering Period, Purchaser will accept for payment, purchase and promptly pay for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 16—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. No interest will be paid or accrued upon the cash payable upon the surrender or transfer of any Share Certificates or book-entry shares.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the Expiration Time or the termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time (except with respect to any Subsequent Offering Period, if one is provided) or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instruction 1 and Instruction 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary by a shareholder, a properly completed and duly executed Letter of Transmittal must accompany each delivery of Share Certificates.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if such shareholder complies with all of the following guaranteed delivery procedures:

•	such shareholder’s tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Purchaser and attached as Exhibit (a)(1)(C) to the Schedule TO (as defined below) (the “Notice of Guaranteed Delivery”), is received prior to the Expiration Time by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the

Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Pursuant to the Merger Agreement, Shares tendered by a Notice of Guaranteed Delivery will not be counted by Purchaser in determining whether the Minimum Condition has been satisfied until such Shares have been delivered pursuant to such procedures.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal (or delivering on Agent’s Message), the tendering shareholder will irrevocably appoint designees of Purchaser, and each of them, as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 13, 2012, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of Purchaser, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of certain U.S. Federal income tax consequences of the Offer and the Merger to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all of the U.S. Federal income tax matters that may be relevant to you. This summary does not address tax considerations applicable to shareholders that may be subject to special tax rules, including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (vii) regulated investment companies; (viii) real estate investment trusts; (ix) persons that own (or are deemed to own) 5% or more of the Shares; (x) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xi) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; and (xii) shareholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation. In addition, this summary does not address any U.S. Federal alternative minimum tax consequences of the Offer and the Merger to shareholders.

This summary is not a complete analysis of all potential U.S. Federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and any such changes could apply retroactively and could adversely affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder for U.S. Federal income tax purposes.

In addition, if a partnership (including any entity treated as a partnership for U.S. Federal income tax purposes) is a beneficial owner of Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of Shares that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of owning and disposing of the Shares.

The descriptions of U.S. Federal income tax consequences set forth below are for general information only. We urge you to consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the application of U.S. Federal, state, local and foreign tax laws, and possible changes in such laws.

Tax Consequences of the Offer and the Merger to U.S. Holders. This section describes the general U.S. Federal income tax consequences of the Offer and the Merger to U.S. Holders. If you are not a U.S. Holder, this section does not apply to you.

The sale or exchange of Shares for cash pursuant to the Offer or the Merger, respectively, will be in either case a taxable transaction for U.S. Federal income tax purposes. As a result, if you are a U.S. Holder and you hold your Shares as capital assets for U.S. Federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received (including any amount withheld on account of withholdings taxes) and your adjusted tax basis in the Shares. The amount of gain or loss, if any, will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) you tender pursuant to the Offer or you exchange for cash pursuant to the Merger. Whether you sell your Shares for cash pursuant to the Offer or exchange your Shares for cash pursuant to the Merger, any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the closing date of the Offer or the effective time of the Merger, as applicable. The utilization of capital losses is subject to limitations.

Tax Consequences of the Offer and the Merger to Non-U.S. Holders. This section describes the general U.S. Federal income tax consequences of the Offer and the Merger to Non-U.S. Holders. If you are not a Non-U.S. Holder, this section does not apply to you.

Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. Federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an appropriate income tax treaty applies, is attributable to your permanent establishment in the United States), and in such event (i) you will be subject to U.S. Federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty);

•

you are an individual who was present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, and in such event you will be subject to U.S. Federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year); or

•

the Company is or has been a United States real property holding corporation (“USRPHC”) for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the closing date of the Offer or the effective time of the Merger, as applicable, or the period that the Non-U.S. Holder held Shares.

With respect to the third bullet point above, the determination whether the Company is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. No determination has been made as to whether the Company is or has been a USRPHC for U.S. Federal income tax purposes during the time period described in the third bullet point above. Because the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), even if the Company constitutes a USRPHC, any gain realized on the receipt of cash for Shares in the Offer or pursuant to the Merger generally will be subject to U.S. Federal income tax only if the Non-U.S. Holder held (actually or constructively) more than five percent of the Shares at any time during the five-year period ending on the closing date of the Offer or the effective time of the Merger, as applicable.

Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute

Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you are a U.S. Holder and do not provide a correct TIN, you may be subject to penalties imposed by the Internal Revenue Service (“IRS”). Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. Federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return in a timely manner. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on the NASDAQ Global Select Market and CHX under the symbol “CHRS.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ending January 28, 2013
Second Quarter (through May 14, 2012)	$7.36	$5.87
First Quarter	6.38	4.75
Fiscal Year Ended January 28, 2012
Fourth Quarter	$5.15	$3.23
Third Quarter	4.20	2.29
Second Quarter	4.63	3.57
First Quarter	4.93	2.88
Fiscal Year Ended January 28, 2011
Fourth Quarter	$3.96	$3.02
Third Quarter	4.60	2.84
Second Quarter	6.14	3.27
First Quarter	6.91	4.94

On May 1, 2012, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price of the Company’s Shares reported on NASDAQ was $5.90 per Share. On May 14, 2012, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NASDAQ was $7.31.

The Company has not paid any dividends since 1995, and the Company does not expect to declare or pay any dividends on the Shares in the foreseeable future. Additionally, under the terms of the Merger Agreement, the Company is not permitted to declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of the Shares (other than dividends from a direct or indirect wholly owned subsidiary of the Company to its parent) without the prior written consent of Parent. See Section 14—“Dividends and Distribution.”

Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

General. The Company is a Pennsylvania corporation with its principal executive offices located at 3750 State Road, Bensalem, PA 19020. The telephone number for the Company is (215) 245-9100. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2012 and other publicly available documents and records on file with the SEC and other public sources.

The Company is a specialty apparel retailer with a leading market share in women’s plus-size specialty apparel. During the Company’s fiscal year ended January 28, 2012, its business operations consisted primarily of three distinct core brands: LANE BRYANT®, FASHION BUG® and CATHERINES PLUS SIZES®. These core brands operate retail stores and store-related e-commerce websites under the Company’s Retail Stores segment. Through its multiple channels, fashion content and broad merchandise assortments, the Company seeks to appeal to customers from a broad range of socioeconomic, demographic and cultural groups. During the Company’s fiscal year ended January 28, 2012, the sale of plus-size apparel represented approximately 84% of its total net sales. In addition to its Retail Stores segment, the Company also derives revenues from sales of food and gifts through its FIGI’S® catalog and website, which operates under its Direct-to-Consumer segment.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site at www.sec.gov. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events that may have occurred or may affect the significance or accuracy of any such information.

Certain Projected Financial Information of the Company. In connection with Parent’s due diligence review, subsequent to the execution of the Confidentiality Agreement (as defined below in Section 11—“The Merger Agreement”), the Company provided from time to time to Parent certain projections about the Company’s future financial condition and performance. This is information prepared by the Company’s management and is subjective in many respects. The projected financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. Since the projected financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. These factors create significant doubt as to whether the forecasts for fiscal year 2012 (the Company’s fiscal year 2012 ends on February 2, 2013) and beyond are likely to be achieved. As a result, the projected financial information is not necessarily indicative of future results. Accordingly, readers are cautioned not to place undue reliance on the projected financial information. All projections are forward-looking statements.

None of Parent, Purchaser or any of their respective affiliates or representatives participated in preparing, and they do not express any view on, or take any responsibility for the accuracy or reasonableness of, the projected financial information summarized below, or the assumptions underlying such information. Accordingly, the inclusion of this information should not be regarded as an indication or representation to any shareholder or other person that Parent, Purchaser or any of their respective affiliates or representatives considered, or now considers, it to be predictive of actual future results, and it should not be relied on as such. Moreover, these projections do not give effect to the Offer or the Merger or any alterations that Parent’s management or board of directors may make to the Company’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will be realized, and actual results may be materially greater or less than those contained in the projections. The projections may differ from publicized analyst estimates and forecasts. The Company has informed Parent and Purchaser that it currently plans to make available its actual results of operations for the quarter ended April 30, 2012 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC in June 2012.

Important factors that may affect the Company’s actual results and its projected results include those risk factors set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 28, 2012 and its subsequent Current Reports on Form 8-K, which the Company’s shareholders are urged to review.

The Company has advised Parent and Purchaser that the projected financial information provided to Parent and Purchaser was prepared for the Company’s internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States (“GAAP”), the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projected financial information was prepared by, and is the responsibility of, the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such forecast or its achievability, nor do they assume responsibility for or accept any association with, such forecasts. Furthermore, the projected financial information does not take into account any circumstances or events occurring after the date it was prepared that were unforeseen by the Company’s management at the time of preparation.

None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projected financial information or that forecasted results will be achieved.

A summary of the projected financial information is provided below and is not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender Shares in the Offer. Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the projections set forth below. This summary of projected financial information should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained elsewhere in this Offer to Purchase, in the Schedule 14d-9 and the Company’s other public filings with the SEC. As the Company has previously disclosed its intention to divest its Fashion Bug business, the projections prepared by the Company and provided to Parent assume the sale of the Fashion Bug business in the Company’s fiscal year 2012.

Consolidated (amounts in millions, except per share data)	2012	2013	2014
Net sales	$1,432	$1,497	$1,629
EBITDA[1]	$100	$141	$193
Earnings per share	$0.28	$0.57	$0.61
Shares outstanding	119	120	121

[1]	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization.

NONE OF THE COMPANY, PARENT OR PURCHASER INTENDS TO, OR UNDERTAKES ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, SUCH FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION BY THE COMPANY’S MANAGEMENT THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

8. Certain Information Concerning Parent and Purchaser.

Purchaser. Colombia Acquisition Corp., a Pennsylvania corporation, is a wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of the Company. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon the closing of the proposed Merger, Purchaser will merge with and into the Company with the Company continuing as the Surviving Corporation. The business address for Purchaser is c/o Ascena Retail Group, Inc., 30 Dunnigan Drive, Suffern, New York 10901. The business telephone number for Purchaser is (845) 369-4500.

Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financial commitments and obligations under the Merger Agreement. Parent plans to provide Purchaser with the funds necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

We do not believe that Purchaser’s financial condition is relevant to a shareholder’s decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all securities successfully tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire in the Merger any remaining Shares not purchased in the Offer for the same cash price.

Parent. Ascena Retail Group, Inc., a Delaware corporation, is a leading national specialty retailer of apparel for women and tween girls operating, through its wholly owned subsidiaries, the dressbarn, maurices and Justice brands. Parent operates (through its subsidiaries) over 2,500 stores throughout the United States, Puerto Rico and Canada, with annual revenues of over $2.9 billion for the fiscal year ended July 30, 2011. Parent classifies its businesses into three segments following a brand-oriented approach: dressbarn, maurices and Justice. The dressbarn segment includes approximately 825 specialty retail stores, as well as an e-commerce operation that was launched in the first quarter of the fiscal year ended July 30, 2011. The dressbarn brand primarily attracts female consumers in the mid-30’s to mid-50’s age range and offers moderate-to-better quality career and casual fashion to the working woman. The maurices segment includes approximately 803 specialty retail stores and e-commerce operations. The maurices brand offers up-to-date fashion designed to appeal to the 17 to 34 year-old female, with stores concentrated in small markets (approximately 25,000 to 100,000 people). The Justice segment includes approximately 917 specialty retail stores, e-commerce operations and certain licensed franchises in international territories. The Justice brand offers fashionable apparel to girls who are ages 7 to 14 in an environment designed to match the energetic lifestyle of tween girls. The business address for Parent is Ascena Retail Group, Inc., 30 Dunnigan Drive, Suffern, New York 10901. The business telephone number for Parent is (845) 369-4500.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the respective boards of directors and, as applicable, the executive officers of Parent and Purchaser are set forth in Schedule I. Except as set forth in

Schedule I, neither Parent, Purchaser, nor to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) neither Parent, Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (ii) neither Parent, Purchaser, nor to the knowledge of Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) neither Parent, Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Pursuant to the Merger Agreement, Parent and Purchaser are obligated to arrange for Parent and Purchaser to have sufficient funds to enable them to consummate the transactions contemplated by the Merger Agreement.

Parent has entered into a commitment letter (the “Commitment Letter”), pursuant to which it received a financing commitment from JPMorgan Chase Bank, N.A. and Bank of America, N.A. (collectively, the “Commitment Parties”) to provide a term loan facility in an aggregate amount of $300 million and to increase Parent’s existing $200 million secured revolving facility by an aggregate amount of not more than $50 million (the “Commitment”). The Commitment is subject to the terms and conditions set forth in the Commitment Letter. If any portion of such financing becomes unavailable in the manner or from the sources contemplated by the Commitment Letter, Parent and Purchaser are obligated to use reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financing institutions. Parent will obtain the necessary funds to satisfy the aggregate purchase price of the Shares, to complete the Merger and the other transactions contemplated by the Merger Agreement and pay related fees and expenses from the proceeds of the term loan facility referred to above or alternative financing, borrowing under Parent’s existing secured revolving facility (as increased pursuant to the Commitment) and cash on hand.

Conditions to Initial Funding. The borrowing under the term loan facility and the amendment to Parent’s existing revolving credit facility pursuant to the Commitment are each conditioned upon the occurrence of the other, and, in addition, upon the satisfaction of certain terms and conditions set forth in the Commitment Letter, including, without limitation:

•	the closing of the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement;

•	the payoff of the Company’s existing revolving facility; and

•	compliance with certain financial covenants.

Purchaser does not believe its financial condition is relevant to the decision of holders of Shares concerning whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all securities successfully tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire in the Merger any remaining Shares not purchased in the Offer for the same cash price.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the Commitment Letter itself. We have filed a copy of the Commitment Letter as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

The following is a description of contacts between representatives of Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer.

Parent continuously evaluates various investment opportunities and growth opportunities for Parent’s business. As part of this ongoing evaluation process, Parent’s board of directors had identified the Company, which had announced that it was seeking strategic alternatives, as a potential candidate for acquisition.

On November 8, 2011, David R. Jaffe, President and Chief Executive Officer of Parent, met with Tony M. Romano, President and Chief Executive Officer of the Company, to discuss a potential transaction between the two companies. This meeting was initiated by Mr. Jaffe. At that meeting, Mr. Jaffe indicated Parent’s interest in acquiring the Company on a negotiated basis.

On December 15, 2011, the Company’s financial advisor, Barclays Capital Inc. (“Barclays”), provided to Parent and Parent’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), a form confidentiality agreement on behalf of the Company.

On December 19, 2011, Parent and the Company executed a confidentiality agreement, pursuant to which the Company would furnish to Parent and its affiliates and representatives, on a confidential basis, certain information concerning the Company for the purpose of Parent’s evaluation of a possible transaction between Parent and the Company. As part of the due diligence process, the Company provided Parent with certain information regarding its business and operations, and certain members of senior management of the Company and of Parent made presentations to the other and their respective advisors. For more information about the confidentiality agreement, see Section 11 “The Merger Agreement—Confidentiality Agreement.”

On December 21, 2012, Mr. Romano met with Mr. Jaffe. During this meeting, Mr. Jaffe discussed Parent’s interest in acquiring the Company on a negotiated basis and the possibility of pursuing a strategic transaction involving the two companies.

On February 3, 2012, representatives from Parent met with Mr. Romano and Mr. Eric M. Specter, the Company’s Executive Vice President and Chief Financial Officer, as well as other representatives from the Company and representatives from Barclays and BofA Merrill Lynch, to discuss a potential transaction with the Company. At this meeting, representatives from the Company provided Parent with an overview of the Company’s operations and finances.

On February 21, 2012, Mr. Romano, Mr. Specter and other representatives from the Company, as well as representatives from Barclays and BofA Merrill Lynch, met with representatives from Parent to discuss a potential transaction with the Company. The meeting was a follow-up to the February 3, 2012 meeting between the parties and, in particular, was focused on a discussion of the financial due diligence of the Company.

On March 8, 2012, at a regular meeting of the board of directors of Parent, the board received a report of the prior discussions between the Company and Parent and discussed the possible acquisition of the Company. The board instructed Parent’s management to continue to engage in discussions with the Company’s management and authorized Parent’s management to make a preliminary, non-binding offer to acquire the Company.

On March 9, 2012, Parent sent a letter to the Company Board indicating its interest in acquiring all outstanding Shares for a purchase price of $6.25 per Share in cash, that closing of such a transaction would not be conditioned on the receipt of financing and that it was prepared to commit resources to reach an agreement. The proposal was subject to confirmatory due diligence.

On or about March 13, 2012, Parent and its representatives were granted access to due diligence materials posted to the Company’s electronic data room. For the following six weeks, Parent conducted a due diligence review of the Company with support from its legal, financial and accounting advisors. The due diligence review involved review of the documents in the electronic data room, calls with various representatives and advisors to the Company regarding matters arising from the due diligence review and Phase I environmental assessments of certain Company properties.

On March 22, 2012, Barclays circulated an initial draft of a merger agreement in connection with a possible transaction and requested that Parent modify the agreement to reflect the terms and conditions on which it would be prepared to enter into a definitive agreement, assuming agreement on all economic terms. Parent provided such draft agreement to its outside counsel, Proskauer Rose LLP (“Proskauer”).

On April 3, 2012, Mr. Romano, Mr. Specter and other representatives from the Company, as well as representatives from Barclays and BofA Merrill Lynch, met with representatives from Parent to discuss financial and operational aspects of a combination between Parent and the Company and to provide Parent with further due diligence.

On April 6, 2012, Proskauer circulated to Drinker Biddle & Reath LLP, outside counsel to the Company (“Drinker”), and Schulte, Roth & Zabel LLP, counsel to the Company Board (“Schulte”), comments to the merger agreement.

On April 10, 2012, Mr. Romano, Mr. Specter and other representatives from the Company, as well as representatives from Barclays and BofA Merrill Lynch, attended a meeting with representatives from Parent to discuss merchandising, stores, marketing and other operational issues.

On April 11, 2012, Mr. Romano, Mr. Specter and other representatives from the Company, as well as representatives from Barclays and BofA Merrill Lynch, met with representatives from Parent to discuss financial and operational aspects of a combination between Parent and the Company and to provide Parent with further due diligence.

On April 12, 2012, Proskauer, Drinker, Schulte and representatives from the Company had a conference call to discuss changes proposed by Parent to the draft of the merger agreement previously provided by the Company, including, among other things, revisions to the two-tier termination fee, a proposed go-shop provision and the non-solicitation provisions originally proposed by the Company, the period following execution of the merger agreement within which Purchaser must commence the Offer, the conditions to the Offer and the Merger, and other items.

On April 17, 2012, Drinker circulated to Proskauer a revised draft of the merger agreement reflecting discussions over the preceding days regarding the changes proposed by Parent to the initial draft of such agreement.

On April 19, 2012, Proskauer, Drinker and Schulte had a conference call to discuss the revised draft of the merger agreement Drinker had circulated to Proskauer.

On April 20, 2012, at a special meeting of Parent’s board of directors, the board of directors received a report of the discussions between the management teams of the Company and Parent and discussed the potential acquisition of the Company by Parent. The board of directors discussed potential benefits and detriments of a merger with the Company and the potential timing of a merger with the Company, including the potential challenges. The board of directors also received, among other materials, a report on the due diligence completed by Parent and its representatives to date and on the sources and uses of the financing in connection with the potential acquisition. Various members of Parent’s management reported on discussions with their counterparts at the Company. Proskauer updated the board of directors on the open issues in the merger agreement, including the termination fee and go-shop provisions. BofA Merrill Lynch discussed with the board certain financial aspects of the potential acquisition. The board of directors instructed Parent’s management to continue to engage in discussions with the Company’s management concerning the potential transaction and authorized Parent’s management to make an updated non-binding offer to the Company.

On April 23, 2012, Parent sent Company an updated offer of $6.50 per Share, payable in cash, without any financing contingency.

On April 25, 2012, in response to a request from Barclays, Parent indicated to Barclays that it would be willing to increase its offer above $6.50 but below $7.00 per Share in cash. On behalf of the Company, Barclays continued further discussions with Parent.

On April 26, 2012, in response to a request from Barclays, Parent sent an updated offer of $7.35 per Share in cash, conditioned upon the negotiation of a mutually acceptable merger agreement, provided that the Company would agree to negotiate exclusively with Parent through 9:30 a.m. on Monday, May 7, 2012. On April 26, 2012, the Company returned to Parent an executed exclusivity agreement, pursuant to which the Company agreed to exclusively negotiate with Parent through 9:30 a.m. on Monday, April 30, 2012, following which Proskauer provided the Company with a revised draft of the merger agreement.

On April 27, 2012, Parent and the Company executed an additional exclusivity agreement, extending the exclusivity period through 9:30 a.m. on Wednesday, May 2, 2012, with an option for Parent to extend the period through 9:30 a.m. on Thursday, May 3, 2012.

Later that day, Proskauer provided the Company with a revised draft of the merger agreement. On the evening of April 27, Proskauer, Drinker, the Company and Schulte had a conference call to negotiate the terms of the merger agreement.

On April 28, 2012, Proskauer delivered a draft of the Commitment Letter to Drinker, and counsel to the Commitment Parties provided Parent and the Company with comments on the merger agreement.

On each of April 28, 2012 and April 29, 2012, representatives of the Company and Parent, as well as their respective counsel, continued to negotiate the terms of the merger agreement.

By mid-afternoon on April 30, 2012, the parties and their representatives reached agreement on substantially all of the open issues on the merger agreement, including the elimination of any go-shop provision, the non-solicitation provisions and the termination fee.

In the late afternoon on April 30, 2012, the board of directors of Parent convened a special meeting, together with Parent’s legal and financial advisors, to consider the merger agreement. Proskauer advised the members of the board with respect to the merger agreement and related matters. BofA Merrill Lynch discussed with the board of directors certain financial aspects of the potential acquisition. Parent’s board of directors discussed, among other things, Parent’s management’s business rationale for the acquisition of the Company, the results of Parent’s due diligence review of the Company and the terms of the potential transaction. The board of directors of Parent unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On April 30, 2012, the Company Board also held a special meeting at which the status of discussions pertaining to the merger agreement was discussed. Following deliberations, the Company Board determined it was in the best interests of the Company and its shareholders to enter into the merger agreement with Parent. Accordingly, the Company Board unanimously (i) approved and declared advisable the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to, and in the best interest of, the Company, (iii) determined that it is in the best interests of the Company and its shareholders that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, adopt the Merger Agreement and approve the Merger.

On the evening of April 30, 2012, Parent, the Company and their respective legal and financial advisors had calls and exchanged documents to finalize the Merger Agreement, the Company’s disclosure letter to be delivered in connection with the Merger Agreement and certain matters relating to the Company’s employees.

On May 1, 2012, Parent and the Commitment Parties executed the Commitment Letter (the Commitment Letter, together with related ancillary agreements between Parent and the Commitment Parties, were amended and restated on May 11, 2012 without, in the aggregate, any change in the material terms and conditions thereof).

On the morning of May 1, 2012, Mr. Jaffe and certain other members of Parent management, Mr. Romano and certain other members of Company management and their respective legal advisors had a conference call to discuss the resolution of the remaining open business issues. On the afternoon of May 1, 2012, after the U.S. stock markets closed, the parties executed and delivered the Merger Agreement.

On May 2, 2012, before the U.S. stock markets opened, Parent and the Company issued a press release announcing the transaction.

On May 15, 2012, Purchaser commenced the Offer.

11. The Merger Agreement.

The Merger Agreement, the Confidentiality Agreement and the Exclusivity Agreement (as defined below), as well as the following summaries of each such agreement, have been included to provide investors and shareholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in each agreement were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in each agreement and described in the following summaries, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters of fact. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC. Investors and shareholders are not third-party beneficiaries under the Merger Agreement, the Confidentiality Agreement or Exclusivity Agreement. Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures. The following summaries of the agreements do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Parent and Purchaser” above. For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

In addition, the representations, warranties and covenants described below may have been qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of the Company. The Company’s shareholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. Purchaser is required to use reasonable best efforts to commence the Offer within three business days (and in any event to commence the Offer within 10 business days) after the date of the Merger Agreement. The Merger Agreement obligates Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Parent or Purchaser if permitted under the Merger Agreement and applicable law, of the Offer Conditions (as defined below) that are described in Section 15—“Certain Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (in its sole discretion) to waive, in whole or in part, any condition of the Offer or to modify the terms of the Offer. However, without the prior written consent of the Company, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add to the Offer Conditions or modify or change any Offer Condition in any manner adverse to any shareholders of the Company, (v) except as otherwise provided in the Merger Agreement, extend or otherwise change the Expiration Time or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to any shareholder of the Company. The Offer may not be withdrawn prior to the scheduled Expiration Time, unless the Merger Agreement has been terminated pursuant to the provisions described below under “Termination.”

Extensions of the Offer. The Merger Agreement provides that, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser shall extend the Offer:

•

on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Company, Parent and Purchaser may agree) each, if at any then-scheduled Expiration Time, any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Conditions”), other than the Minimum Condition, have not been satisfied or waived, until such time as such condition or conditions are satisfied or waived; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

on one or more occasions, in consecutive increments of up to five business days each, if at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) has been satisfied or waived, and the Minimum Condition shall not have been satisfied; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

at the request of the Company, until the expiration of a 20-day cure period after a breach of the Merger Agreement by the Company, if on any then-scheduled Expiration Time any of the Offer Conditions (other than the Minimum Condition) have not been satisfied due to a breach of the Merger Agreement by the Company that is capable of being cured; and

•

for the minimum period required by applicable law, any interpretation or position of the SEC, the staff thereof, The NASDAQ Stock Market (“NASDAQ”) or the Chicago Stock Exchange, Inc. (“CHX”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the closing of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law shall have expired or been terminated.

Purchaser will not, however, be required to extend the Offer beyond the Outside Date, which is November 1, 2012.

Top-Up Option. The Company has granted to Purchaser the “Top-Up Option,” or an irrevocable option to purchase, at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the total outstanding Shares (calculated on a Fully Diluted Basis after giving effect to the issuance of all Shares subject to the Top-Up Option) (the “Top-Up Shares”). Purchaser may exercise the Top-Up Option only if upon exercise of the Top-Up Option, Parent will directly or indirectly own one Share more than 80% of the outstanding Shares (on a Fully Diluted Basis after giving effect to the issuance of the Top-Up Shares pursuant to exercise of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time after the closing of the Offer and prior to the earliest to occur of (i) the close of the fifth business day following the closing of the Offer, (ii) the effective time of the Merger and (iii) the termination of the Merger Agreement in accordance with its terms.

The aggregate purchase price payable for the Top-Up Shares is to be determined by multiplying the number of such Top-Up Shares by the Offer Price. Such purchase price may be paid by Purchaser, at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option (the “Promissory Note”). The Promissory Note will bear simple interest at a rate of 3% per annum, will mature on the first anniversary of the date of execution of the Promissory Note, will be full recourse to Parent and Purchaser, may be prepaid, at any time, in whole or in part, without premium or penalty and will have no other material terms.

The Merger. The parties have agreed that if after the purchase of Shares pursuant to the Offer and any Subsequent Offering Period, and after giving effect to any Top-Up Shares, Purchaser owns at least 80% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge with and into the Company pursuant to a “short-form” merger in accordance with the applicable provisions of the BCL, which would not require a vote of the Company’s shareholders.

On the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the BCL, at the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will, as provided in the BCL, continue its corporate existence as the Surviving Corporation.

At the Effective Time, (i) the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Corporation, except that upon the filing of the certificate of merger to effectuate the Merger, the name of the Surviving Corporation will be “Charming Shoppes, Inc.”, until thereafter amended in accordance with the terms thereof or as provided by applicable law, and the common stock of the Surviving Corporation will have a par value of $0.01 per share, and (ii) the by-laws of Purchaser as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation or as provided by applicable law. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

In addition, at the Effective Time, each Share not purchased in the Offer (other than Shares held directly or indirectly by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with Subchapter 15D of the BCL concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price. On the terms and subject to the conditions set forth in the Merger Agreement, any unexercised options to purchase shares of Company Common Stock (other than options issued under the Company’s employee stock purchase plan) and rights to receive appreciation with respect to shares of Company Common Stock outstanding immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will, at the effective time of the Merger, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to product of the aggregate number of shares of Company Common Stock issuable upon exercise of such option or stock appreciation right multiplied by the positive excess (if any) of the Offer Price over the per share exercise price of such option or base amount of such stock appreciation right, less any taxes required to be withheld. In the event that the per share exercise price of an option or the base amount of a stock appreciation right is equal to or greater than the Offer Price, such option or stock appreciation right will be cancelled without consideration and have no further force or effect. In addition, on the terms and subject to the conditions set forth in the Merger Agreement, any restricted stock unit awards, restricted stock awards, performance share awards or other rights, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock (other than the options and stock appreciation rights described above and options issued under the Company’s employee stock purchase plan), and each award payable under any of the Company’s equity plans outstanding immediately prior to the effective time of the Merger will, at the effective time of the Merger, automatically be cancelled and (except with respect to performance share unit awards that are forfeited at the effective time of the Merger in accordance with the terms thereof) converted into the right to receive an amount in cash, without interest, equal to the product of the aggregate number of shares of Company Common Stock issuable in respect of such award or right multiplied by the Offer Price, less any taxes required to be withheld, and subject, with respect to holders of restricted stock awards, to their right to exercise statutory appraisal rights.

The Company will also take all necessary and appropriate actions so that as of the Effective Time (i) there will be no outstanding options issued or exercisable pursuant to the Company’s employee stock purchase plan, (ii) the Company’s employee stock purchase plan will terminate (without the commencement of any new offering or purchase periods thereunder) in accordance with the terms of the plan and (iii) all of the Company’s equity plans will terminate.

Each warrant to purchase shares of Company Common Stock that is issued and outstanding immediately prior to the closing of the Offer will terminate as of the closing of the Offer in accordance with its terms.

Payment for the Shares. Parent has appointed the Company’s current transfer agent to act as the agent for the purpose of exchanging the Merger Consideration for Share Certificates and book-entry shares that immediately prior to the Effective Time represented Shares. At or prior to the Effective Time, Parent will deposit, or cause Purchaser to deposit, with such agent sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all outstanding Shares as of the Effective Time. As soon as practicable, but in any event no later than five business days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each record holder of Shares at the Effective Time, a letter of transmittal and instructions for effecting the surrender of Shares for the Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender of any Shares.

Any portion of the aggregate Merger Consideration (including any interest or other amounts earned with respect thereto) that remains unclaimed by the holders of Shares 180 days after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration prior to that time may thereafter look only to Parent for payment of the Merger Consideration.

Recommendation. The Company has represented in the Merger Agreement that the Company Board, by resolutions duly adopted by vote at a meeting of the Company Board duly called and held, and not subsequently rescinded or modified in any way, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the BCL, (iii) if required by applicable laws, directed that the Merger Agreement be submitted to the Company’s shareholders for adoption, and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger.

The Company’s Board of Directors. Subject to applicable law, effective upon the closing of the Offer and from time to time thereafter, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (a) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this sentence) and (b) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Upon Parent’s request, the Company will also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board requested by Parent, and (ii) each board of directors of each Subsidiary of the Company (and each committee thereof) as reasonably requested by Parent, in each case, that represents the same percentage as such individuals represent on the Company Board.

Representations and Warranties. The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, occurrence, fact, effect, development, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, properties, assets, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement on a timely basis. However, a Company Material Adverse Effect will not include events, occurrences, facts, effects, developments, conditions or changes arising out of or resulting from:

(a)   general economic, regulatory or political conditions, and conditions in the banking, financial, credit or securities markets, including acts of God, war, terrorism, natural disasters, epidemics and pandemics (but only to the extent such event, occurrence, fact, effect, development, condition or change does not have a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses);

(b)   economic or other conditions affecting the industries in which the Company operates, as a whole (but only to the extent such event, occurrence, fact, effect, development, condition or change does not have a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses);

(c)   the execution and delivery of the Merger Agreement or the announcement, pendency or closing of the transactions contemplated by the Merger Agreement;

(d)   changes in applicable law or accounting regulation or principles (or interpretations thereof) (but only to the extent such event, occurrence, fact, effect, development, condition or change does not have a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses);

(e)   any changes in the market price or trading volume of Shares or any failure to meet internal or published projections, forecasts or revenue or earnings predictions of the Company (provided that the underlying causes of such changes will not be excluded);

(f)   any litigation brought by shareholders of the Company relating to the Merger Agreement or transactions contemplated by the Merger Agreement;

(g)   any action taken by Parent or any of its affiliates or the omission of an action that was required to be taken by Parent or any of its affiliates;

(h)   compliance by the Company with its covenants and agreements in the Merger Agreement or any action taken by the Company or any of its affiliates at the request or with the consent of Parent or any of its affiliates; or

(i)   resulting from the identity of Parent or any of its affiliates as the acquirer of the Company or any facts or circumstances concerning Parent or its affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, standing and corporate power, organizational documents and minutes;

•	its subsidiaries;

•	its capital structure;

•	no conflicts and consents;

•	authority to execute and deliver the Merger Agreement and the enforceability of the Merger Agreement;

•	its SEC filings and financial statements;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	tax matters;

•	intellectual property;

•	permits and compliance with laws;

•	litigation;

•	labor relations;

•	employee benefits;

•	title to properties;

•	real estate leases;

•	environmental matters;

•	contracts;

•	bank accounts;

•	suppliers;

•	inventory;

•	insurance;

•	affiliated transactions;

•	information supplied by the Company for inclusion in SEC filings;

•	the opinion of its financial advisor as to the fairness, from a financial point of view, of the Offer Price to the Company’s shareholders; and

•	brokers’ and finders’ fees.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; capital structure of Purchaser; authority; no conflicts and consents; information supplied for inclusion in SEC filings; sufficiency of funds and financing; legal proceedings; absence of certain agreements; “interested shareholder” status under the BCL; ownership of Shares; and brokers’ and finders’ fees.

Efforts to Close the Transaction. In the Merger Agreement, each of Parent, Purchaser and the Company agree to, and agree to cause its subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy (in the most expeditious manner practicable) all conditions to, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Operating Covenants. The Company will, and will cause each of its subsidiaries to, during the period from the date of the Merger Agreement until the earlier of (i) the Effective Time and (ii) the first date on which Parent has exercised rights to designate at least a majority of the Company Board, except as expressly permitted by the Merger Agreement, as required by applicable law or with the prior written consent of Parent, conduct its business in all material respects in the ordinary course, consistent with past practice (including with respect to future purchase commitments for each of the Company’s brands; provided that such future purchase commitments will be reduced appropriately to account for any planned store closures), and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ current officers and employees and to preserve its and its subsidiaries’ present relationships and goodwill with customers, suppliers, lessors, distributors, licensors, licensees and other persons or entities having material business relationships with it or its subsidiaries.

In addition, without limiting the generality of the foregoing, between the date of Merger Agreement and the Effective Time, except as otherwise expressly permitted by the Merger Agreement or as required by applicable law, the Company and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, restrictions relating to:

(a) amendments to its or any of its subsidiaries’ organizational documents;

(b) adjustments, stock splits, combinations or reclassifications of its or its subsidiaries’ securities; repurchases, redemptions or other acquisitions of any of its securities (other than the Convertible Notes (as defined below) as contemplated by the terms thereof) or its subsidiaries’ securities; or dividends or distributions (whether in cash, stock, property or otherwise) in respect of, or voting agreements for, any of its or its subsidiaries’ securities (other than dividends from a direct or indirect wholly owned subsidiary of the Company to its parent);

(c) issuing, delivering, pledging, disposing of, transferring, modifying or otherwise encumbering its or its subsidiaries’ securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of any option, Company stock right, Company stock award or phantom stock award outstanding as of the date of the Merger Agreement in accordance with its terms, (ii) the issuance of shares of Company Common Stock in respect of other equity compensation awards outstanding under Company stock plans as of the date of the Merger Agreement in accordance with their terms, (iii) the issuance of shares of Company Common Stock upon exercise of any warrant that is outstanding as of the date of the Merger Agreement or (iv) the issuance of shares of Company Common Stock upon the conversion of the Convertible Notes;

(d) increasing the compensation or benefits of, or paying any bonus to, any officers or directors of the Company or its subsidiaries;

(e) hiring any new employees, except in the ordinary course of business consistent with past practice with respect to employees with an annual base salary not to exceed a certain threshold, or to replace existing employees whose employment has terminated;

(f) establishing, amending, terminating or accelerating any material rights under any employee benefit plan, employment agreement or collective bargaining agreement;

(g) acquiring, by merger, consolidation, acquisition of stock or assets, any business or person or division thereof, or the making of any loans, advances or capital contributions to, or investments in, any person in excess of a certain threshold, other than a Company subsidiary or loans or advances to employees for reimbursable expenses made in the ordinary course of business consistent with past practice;

(h) selling, leasing, licensing or subjecting to any lien or otherwise disposing of any of its properties or assets, except for sales or dispositions of assets in the ordinary course of business consistent with past practice and certain permitted liens;

(i) paying, discharging, settling or satisfying any material action, litigation, claim or arbitration, unless fully covered by the Company’s insurance policies (other than any applicable deductible);

(j) repurchasing, prepaying or incurring any indebtedness for borrowed money or guaranteeing any such indebtedness of another person or entity, issuing or selling any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, or guaranteeing any debt securities of another person or entity, or entering into any “keep well” or other contract to maintain any financial statement condition of any other person or entity, subject to certain exceptions for existing borrowings, or taking any action that would reasonably be expected to result in an adverse change or material default under any material indebtedness of the Company or its subsidiaries;

(k) entering into any new line of business or making or agreeing to make any new capital expenditure in excess of certain thresholds, other than as contemplated by the Company’s capital expenditure budget or in the ordinary course of business consistent with past practice, (ii) except in the ordinary course of business consistent with past practice, modifying, amending or terminating certain contracts of the Company or waiving, releasing or assigning any material rights or claims thereunder or (iii) disposing of, granting, obtaining or permitting to lapse any material Company intellectual property;

(l) discharging, settling, compromising, assigning or satisfying any material claim outside the ordinary course of business consistent with past practice or relating to or arising from any securities class action claims or related derivative claims, in each case, subject to certain exceptions, except to the extent such claim is fully covered by the Company’s insurance policies (other than any applicable deductible);

(m) entering into (i) any contract that limits in any respect the right of the Company or any of its subsidiaries (or, at any time after the closing of the Merger, Parent or any of its subsidiaries) to engage in any line of business or compete with any person or entity or operate in any geographical location or industry, (ii) any contract that contains any provision that requires the purchase of all (or substantially all) of the Company’s or any of its subsidiaries’ requirements for a given product or service from a given third party, (iii) any contract that obligates the Company or any of its subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon the closing of the Merger will obligate Parent, the Surviving Corporation or any of their respective subsidiaries to conduct business on an exclusive or preferential basis with any third party, (iv) any indenture, credit agreement, loan agreement, security agreement, guarantee, pledge, note, mortgage, letter of credit or other contract evidencing indebtedness, whether secured or unsecured;

(n) except as required by GAAP or law, making any material change in any method of financial accounting principles or practices;

(o) making, revoking or amending any Federal tax election or material state, local or other tax election, adopting or changing any method of tax accounting, extending or waiving the application of any statute of limitations regarding the assessment or collection of any Federal tax or material state, local or other tax, settling or compromising any Federal tax liability or refund, settling or compromising any material state, local or other tax liability or refund, entering into any material agreement relating to Federal, state, local or other taxes, filing any amended Federal tax return or material state, local or other tax return or claim for refund or otherwise making a material change in the tax compliance practices of the Company, other than liabilities below a certain threshold;

(p) acquiring or materially altering any owned or leased real estate, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its subsidiaries’ rights thereto;

(q) entering into any retail store leases other than in the ordinary course of business consistent with past practice; or

(r) agreeing or committing to do any of the foregoing.

No Solicitation; No Adverse Recommendation Change. From and after the date of the Merger Agreement and until the closing of the Offer, the Company will not, and will cause its subsidiaries not to, and will instruct and use its reasonable best efforts to cause their respective representatives not to, directly or indirectly, (i) whether publicly or otherwise, initiate, solicit, knowingly encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal, inquiry, offer or indication of interest that constitutes or would reasonably be expected to lead to a Takeover Proposal (as defined below), (ii) participate in or knowingly encourage any negotiations or discussions regarding, or furnish to any person or entity access to the business, properties, assets, books or records or provide any material non-public information with respect to, the Company or any of its subsidiaries in connection with any proposal, inquiry, offer or indication of interest that constitutes or would reasonably be expected to lead to a Takeover Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal, (iv) amend or grant any waiver or release under, or fail to enforce, any standstill or similar contract with respect to any class of equity securities of the Company or any of its subsidiaries, (v) take any action to make the provisions of any Takeover Statute (as defined in Section 16—“Certain Legal Matters; Regulatory Approvals”) (including any transaction under, or a person or entity becoming an “interested shareholder” under, the BCL), or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, inapplicable to any transactions contemplated by a Takeover Proposal (and, to the extent permitted thereunder, the Company will promptly take all steps necessary to terminate any waiver that may have been previously granted to any person or entity other than Parent or any of its affiliates under any such provisions), or (vi) execute or enter into any agreement in principle, letter of intent, term sheet, acquisition agreement or other contract relating to a Takeover Proposal (other than a confidentiality agreement entered into in accordance with the terms of the Merger Agreement) (any such contract referred to in this clause (vi), a “Company Acquisition Agreement”) or resolve, agree, approve, recommend or publicly propose to take such action.

Neither the Company Board nor any committee thereof will (i) fail to make the Company Board Recommendation, (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal or enter into any Company Acquisition Agreement or resolve, agree, approve, recommend or publicly propose to take any such action, or (iii) withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, or propose publicly to withdraw, amend, modify or qualify in a manner adverse to Parent or Purchaser, the Company Board Recommendation (any of the foregoing, a “Company Adverse Recommendation Change”). The Merger Agreement provides that any “stop-look-listen” communication by the Company Board to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act (or any related communication to shareholders of the Company) will not be deemed a Company Adverse Recommendation Change.

The Company has agreed to, and has agreed to cause its subsidiaries to, and to direct and use reasonable best efforts to cause its and their respective representatives to, cease and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal.

The Merger Agreement also provides that, notwithstanding the foregoing, prior to the closing of the Offer, the Company Board, directly or indirectly through any representative, may, subject to compliance with the notice provisions and match rights set forth below, (A) in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and the Company’s financial advisor, constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined below), and which Takeover Proposal did not result from a breach of the non-solicitation provisions described above, (1) contact the person or entity making such Takeover Proposal solely for the purpose of clarifying the proposal and any material contingencies and the likelihood of closing to make the determinations described in the definition of “Superior Proposal,” (2) furnish non-public information relating to the Company or any of its subsidiaries to the person or entity making such Takeover Proposal and its representatives pursuant to an acceptable confidentiality agreement and (3) engage or participate in negotiations or discussions with such person or entity and its representatives regarding such Takeover Proposal, and (B) if requested by a third party that has entered into a confidentiality, standstill or similar agreement with the Company prior to the date of the Merger Agreement (including where such request is prohibited under the terms of the applicable confidentiality and standstill agreement), waive any prohibition with respect to the submission of a Takeover Proposal or amendment thereto in any such agreement, in any such case, if the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel and the Company’s financial advisor, that failure to do so would be inconsistent with its fiduciary duties under applicable law, (ii) make a Company Adverse Recommendation Change in response to a material event, development or change in circumstance (other than in connection with a Takeover Proposal) that is unknown by the Company Board as of the date of the Merger Agreement, if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law; provided that the Company must provide Parent with no fewer than four days’ notice of any Company Adverse Recommendation Change prior to such change (and during such four-day period, the Company agrees that the Company and its representatives will negotiate in good faith with Parent and its representatives regarding any such revisions to the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement proposed by Parent), (iii) if the Company Board determines in response to a Takeover Proposal that such proposal is a Superior Proposal, and the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and the Company’s financial advisor, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, terminate the Merger Agreement in accordance with its terms and/or make a Company Adverse Recommendation Change and, in the case of a termination, the Company will, substantially concurrently with the termination of the Merger Agreement, enter into the Company Acquisition Agreement implementing such Superior Proposal and pay the $30,000,000 termination fee provided for in the Merger Agreement within two business days of such termination and/or (iv) take any action that any court of competent jurisdiction orders the Company to take.

The Company will, as promptly as possible and in any event within 24 hours after receipt thereof, (i) notify Parent in writing of the receipt by the Company or any of its representatives of any Takeover Proposal or request for information or inquiry, in each case, from any third party that expressly contemplates or that the Company believes would reasonably be expected to lead to a Takeover Proposal and (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including any change to the financial terms, conditions or other material terms thereof and the terms of any and all agreements in connection therewith (including any financial arrangements)). The Company must keep Parent reasonably informed, on a prompt basis, of any related material developments, discussions and negotiations related to any such Takeover Proposal or inquiry and will make available to Parent all material non-public information made available to any person or entity making any such Takeover Proposal at substantially the same time as it provides such information to such other person or entity.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Takeover Proposal” means any inquiry, proposal, offer or indication of interest from any person or entity (other than Parent and its subsidiaries, including Purchaser) made after the date of the Merger Agreement relating to any (i) direct or indirect acquisition of assets of the Company or any of its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or 20% or more of the voting equity interests of the Company, (ii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting equity interests of the Company, (iii) merger, consolidation, reorganization, recapitalization, sale, lease, contribution, partnership, joint venture, liquidation, dissolution, other business combination or similar transaction involving the Company or any of its subsidiaries pursuant to which such person or entity would own 20% or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, in each case, in one transaction or a series of related transactions.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Superior Proposal” means a bona fide written Takeover Proposal which Takeover Proposal did not result from a breach of the Merger

Agreement (on its most recently amended or modified terms, if amended or modified) (except that references in the definition of “Takeover Proposal” to 20% will be replaced by 100%) that the Company Board determines in its good faith business judgment (after consultation with the Company’s outside legal counsel and the Company’s financial advisor to be more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement (taking into account all of the terms and conditions of such proposal and the Merger Agreement, including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise) and is reasonably capable of being consummated, taking into account all financial (including as to the terms and conditionality of any financing), legal, regulatory and other aspects of such proposal; provided, however, that if any Company Acquisition Agreement in respect of a Takeover Proposal contains any contingency with respect to the financing or funds to be used in connection with such transaction, in order for such Takeover Proposal to constitute a Superior Proposal, such Company Acquisition Agreement must provide for the payment by the third-party acquirer of a termination, reverse break-up or similar fee, in an amount reasonable for the size and nature of the transactions contemplated by the Merger Agreement determined in good faith in consultation with the Company’s outside legal counsel and the Company’s financial advisor, to the Company in the event that such Company Acquisition Agreement is terminated due to the failure of such third-party acquirer to obtain such financing or funds to be used in connection with such transaction.

Parent Match Right. The Company may not enter into (or permit any subsidiary to enter into) a Company Acquisition Agreement, unless: (i) the Company promptly notifies Parent, in writing, at least four days (the “Notice Period”) before entering into (or causing a subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice will state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement; (iii) the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its and its subsidiaries’ representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision to price or form of consideration or any material change to other terms of such Superior Proposal occurring prior to the Company’s effecting a Company Adverse Recommendation Change or terminating the Merger Agreement in accordance with its terms, the Notice Period will be extended, if applicable, to ensure that at least two business days remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with its outside legal counsel and the Company’s financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period (as it may be extended pursuant to the Merger Agreement) in the terms and conditions of the Merger Agreement.

Shareholders Meeting. The parties have agreed that if after the purchase of Shares pursuant to the Offer and any Subsequent Offering Period, and after giving effect to any Shares purchased pursuant to the Top-Up Option described in the next paragraph, Purchaser owns at least 80% of the outstanding Shares, then, once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge with and into the Company pursuant to a “short-form” merger in accordance with applicable provisions of the BCL, which would not require a vote of the Company’s shareholders. Subject to the terms set forth in the Merger Agreement, if the adoption of the Merger Agreement by the Company’s shareholders is required under applicable law, the Company will take all action necessary to duly call, give notice of, convene and hold a meeting of the Company shareholders as soon as reasonably practicable after the closing of the Offer, and, in connection therewith, the Company will mail to the holders of Shares in advance of such meeting the letter to the shareholders of the Company, notice of meeting, proxy statement and forms of proxy. If the adoption of the Merger Agreement by the Company’s shareholders is required by applicable law, unless the Merger Agreement has been terminated in accordance with its terms, the Company will be obligated to call, give notice of, convene and hold the Company shareholders meeting, and submit the Merger Agreement to its shareholders for adoption, regardless of whether a Company Adverse Recommendation Change has occurred.

Employee Benefit Matters. The Merger Agreement provides that, for the period beginning at the closing of the Offer and ending on a date not earlier than the first anniversary of the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries, as applicable, to provide to each employee of the Company or any of its subsidiaries who is classified by the Company or such subsidiary as a regular full-time employee, whose terms and conditions of employment are not subject to a collective bargaining agreement and who is employed in such capacity by the Company or such subsidiary at the Effective Time (each, a “Company Continuing Employee”), base salary, wages, bonus opportunities (but without regard to the timing of the payment of any bonus, performance goals or targets or duration of the performance period to which the bonus relates) and employee benefits (other than equity-based compensation arrangements), that in the aggregate are substantially comparable to the pay, bonus opportunities and employee benefits (other than equity-based compensation arrangements) provided to such employee immediately prior to the Effective Time. If the employment of any Company Continuing Employee is terminated at or within one year of the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries, as applicable, to provide to such terminated employee severance benefits that are no less than the severance benefits that would have been provided to such employee upon such a termination of employment immediately prior to the Effective Time.

Parent will, or will cause the Surviving Corporation and its subsidiaries, as applicable, to give each Company Continuing Employee full credit for purposes of eligibility, vesting and determination of level of benefits (but not benefit accrual under any employee pension benefit plan within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) under the employee benefit plans and arrangements (including employee benefit plans within the meaning of Section 3(3) of ERISA, vacation, paid time off and severance plans or arrangements) maintained or sponsored by Parent or any of its subsidiaries in which such Company Continuing Employees participate after the Effective Time for services rendered by such Company Continuing Employees to the Company and its subsidiaries prior to the Effective Time. However, no such credit will result in an unintended duplication of benefits or be required to be recognized under a newly established plan for which prior service is not taken into account for employees of Parent or any of its subsidiaries or the Surviving Corporation generally. In addition, and subject only to any required approval of the applicable insurance provider: (a) each Company Continuing Employee will be eligible to participate in any and all compensation and benefit plans, programs, agreements and arrangements of Parent, the Company, the Surviving Corporation or any of their respective subsidiaries or affiliates providing benefits to the Company Continuing Employees after the Effective Time (the “New Plans”) to the extent coverage under such New Plan replaces coverage under a comparable Company benefit plan in which such Company Continuing Employee participated immediately before the replacement without any waiting time to participate in any New Plan other than any New Plan that includes a cash or deferred feature intended to satisfy the provisions of Section 401(k) of the Code (the “New 401(k) Plan”), and with a waiting period of up to the first payroll date following the first full month following the Effective Time for any New 401(k) Plan; and (b) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Continuing Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents under a Company benefit plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Parent will, or will cause the Surviving Corporation and its subsidiaries, as applicable, as of the Effective Time, to, by operation of law or otherwise, assume, honor and be responsible for paying, providing and satisfying when due, including payment in respect thereto upon any subsequent termination of employment of such employees by Parent or its subsidiaries after the Effective Time, all vacation, personal days, sick pay and other paid time off for Company Continuing Employees accrued, but unused, through the Effective Time on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Effective Time, except to the extent such satisfaction would result in an unintended duplication of benefits.

Unless otherwise notified by Parent in writing prior to the closing date of the Offer, the Company has agreed that it will terminate its 401(k) plans (the “Company 401(k) Plans”), effective immediately prior to the closing of the Offer. If Parent provides such notice to the Company not to terminate the Company 401(k) Plans, then if requested by Parent prior to the Effective Time, the Company will terminate the Company 401(k) Plans effective not later than the day immediately preceding the Effective Time. In the event of any such termination, Parent will use commercially reasonable efforts to cause any New 401(k) Plan to accept direct rollovers from such Company 401(k) Plans with respect to accounts of the Company Continuing Employees, which rollover may consist of cash, a promissory note or any combination thereof from such Company 401(k) Plans. The Company will ensure that the Company 401(k) Plans do not permit any new loans on or after the termination date and do not place any then existing loans of any Company Continuing Employees under the Company 401(k) Plans in default solely by reason of the termination of such plans so long as such participant continues to repay the loan and transfers such participant’s account balance under such terminated Company 401(k) Plans, together with the promissory note evidencing the plan loan and the applicable loan documentation, to the New 401(k) Plan through a direct rollover in accordance with procedures established by the New 401(k) Plan.

Indemnification of Officers and Directors. All rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of any person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries or at any time is or has been serving at the request of the Company or any of its subsidiaries as a director, officer, fiduciary or trustee of a Company employee plan (each an “Indemnified Party”) as provided in the Company’s organizational documents or pursuant to any other contracts in effect on the date of the Merger Agreement will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will remain in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Parties, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

For six years after the Effective Time, to the fullest extent permitted under applicable law, Parent and the Surviving Corporation will indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, obligations, judgments, fines and settlements (in the case of settlements, with the approval of Parent or Surviving Corporation) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), and will promptly advance to each Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law. Notwithstanding the foregoing, neither Parent nor Surviving Corporation will be required to indemnify any Indemnified Party if it is determined by a final judgment of a court of competent jurisdiction that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of the Company or any subsidiary of the Company.

The Company has agreed to purchase, at or prior to the Effective Time, a “tail” directors’ and officers’ liability insurance policy with a claims period of at least six years from the Effective Time and with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries as compared to the insurance maintained by the Company as of the date of the Merger Agreement. However, the Surviving Corporation shall not be required to pay a premium in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement.

In the event Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume all of the obligations of Parent or the Surviving Corporation provided for in the immediately preceding paragraph.

Conditions to the Merger. The respective obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction or waiver on or prior to the closing of the Merger of each of the following conditions:

•

to the extent required by applicable law, the Merger Agreement will have been duly adopted by the affirmative vote or consent of a majority of the votes cast by all Company shareholders entitled to vote on the Merger Agreement;

•

no governmental entity having jurisdiction over the Company, Parent or Purchaser shall have enacted, issued, promulgated, enforced or entered any laws or orders that make illegal, enjoin, restrain, prevent or otherwise prohibit the closing of the Merger or the other transactions contemplated by the Merger Agreement;

•	the waiting period (and any extension thereof) under the HSR Act shall have expired or been earlier terminated; and

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any Subsequent Offering Period).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, it will become void and of no further force and effect, with no liability on the part of Parent, Purchaser or the Company (or any of their stockholders or shareholders, directors, officers, employees, agents or representatives), except for obligations related to the protection of confidential information, payment of the $30,000,000 termination fee (as described below) and certain general provisions, which will remain in full force and effect and with respect to and to that extent that any liabilities or damages incurred or suffered by Parent, Purchaser or Company were the result of a knowing breach of the Merger Agreement by another party or fraud.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent, Purchaser and the Company;

•

by either Parent or the Company (a) if the closing of the Offer shall not have occurred on or before the Outside Date, provided that the right to terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement was the proximate cause of, or resulted in, the failure of the closing of the Offer to have occurred on or before the Outside Date, (b) if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order making illegal, enjoining, restraining, preventing or otherwise prohibiting the closing of the transactions contemplated by the Merger Agreement, and such law or order has become final and nonappealable, provided that the right to terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement was the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such law or order or (c) if the vote or consent of a majority of the votes cast by all shareholders entitled to vote on the Merger Agreement is not obtained at the meeting of the Company shareholders duly convened for such vote, if the adoption of the Merger Agreement by the Company’s shareholders is required by applicable law;

•

by Parent, if prior to the closing of the Offer (a) a Company Adverse Recommendation Change has occurred or the Company fails to publicly reconfirm the Company Board Recommendation if so requested by Parent within seven business days following the receipt of a Takeover Proposal (provided such request may only be made in the event the Company has received a public announcement of a

Takeover Proposal or any amendment to a Takeover Proposal), (b) there is a material breach of the non-solicitation provisions of the Merger Agreement described above or the Company’s obligations with respect to a meeting of the Company’s shareholders, if required by applicable law or (c) the Company Board has resolved or announced its intention to do any of the foregoing;

•

by Parent, if prior to the closing of the Offer, (i) any of the representations and warranties of the Company (without giving effect to any materiality or “Company Material Adverse Effect” qualifications in the Merger Agreement), other than the representations and warranties relating to capital structure or information supplied by the Company are not true and correct, as of the closing of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so true and correct as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) any of the representations and warranties relating to capital structure or information supplied by the Company are not true and correct in all material respects as of the closing of the Offer as if made at and as of such time or (iii) the Company has failed to perform or comply in all material respects with any of its agreements, obligations or covenants under the Merger Agreement, and in each case, such breach or failure to perform is incapable of being cured by the Outside Date, or if curable through use of reasonable best efforts, has not been cured in all material respects by the Company within 20 business days after its receipt of written notice thereof from Parent (or, if less than 20 business days prior to the Outside Date, prior to the Outside Date);

•

by the Company, if prior to the closing of the Offer, the Company Board authorizes the Company, in compliance with the terms of the Merger Agreement, to enter into a Company Acquisition Agreement (other than an acceptable confidentiality agreement) in respect of a Superior Proposal and the Company has paid the $30,000,000 termination fee to Parent in accordance with the terms, and at the times, specified in the Merger Agreement, and the Company substantially concurrently enters into such Company Acquisition Agreement; or

•

by the Company, if prior to the closing of the Offer, Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement and in each case such breach or failure to perform (i) is incapable of being cured by the Outside Date, or if curable through use of reasonable best efforts, has not been cured in all material respects by Parent or Purchaser within 20 business day after its receipt of written notice thereof from the Company (or, if less than 20 business day prior to the Outside Date, prior to the Outside Date), and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the closing by Parent or Purchaser of the transactions contemplated by the Merger Agreement.

Termination Fee. The Company must pay to Parent the $30,000,000 termination fee if:

•	the Company terminates the Merger Agreement pursuant to the provisions described in the fifth bullet under “Termination” above;

•	if Parent terminates the Merger Agreement pursuant to the provisions described in the third bullet under “Termination” above; or

•

if the Merger Agreement is terminated by the Company or Parent pursuant to the provisions described in subsections (a) and (c) of the second bullet under “Termination” above, and (A) prior to such termination, a Takeover Proposal that has not been withdrawn shall have been made to the Company Board or the Company or publicly announced or publicly renewed or has otherwise become publicly known or any person or entity shall have publicly announced an intention to make a Takeover Proposal and (B) within 12 months following the date of such termination of the Merger Agreement the Company shall have entered into a Company Acquisition Agreement with respect to a Takeover Proposal, or a Takeover Proposal has been consummated (provided that for this purpose, all references in the definition of Takeover Proposal to 20% will be deemed to be references to “50% or more” instead).

Fees and Expenses. Except as otherwise provided in the Merger Agreement, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Amendment. Subject to applicable law and except as otherwise provided in the Merger Agreement, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after the closing of the Offer or any vote or consent of the Company’s shareholders contemplated thereby, by written agreement signed by each of the parties. However, following the closing of the Offer, no amendment shall be made which decreases the Merger Consideration and no other amendment will be made without the approval of the directors of the Company then in office who were not designated by Parent and, after adoption of the Merger Agreement by the holders of Company Common Stock, no amendments will be made which by law requires further approval by such holders without obtaining such further approval.

Governing Law. The Merger Agreement is governed by Pennsylvania law.

Confidentiality Agreement.

On December 19, 2011, the Company and Parent entered into a confidentiality agreement that provided the Company with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions and provided Parent with access to an electronic data room with various agreements and documents. As a condition to being furnished such confidential information, Parent agreed, among other things, to keep such evaluation materials confidential and to use such evaluation materials only in connection with evaluating a business relationship with the Company, that the terms of Parent’s engagement with any debt financing source will not restrict such financing source from providing debt or non-equity financing to any other potential bidder for the Company and that for a period of 12 months, Parent will not, directly or indirectly, solicit for employment (other than through general advertising or other general non-targeted solicitation) and will not hire any of the Company’s officers or employees with which it has had contact or of whom it became aware as a result of its consideration of a potential transaction with the Company so long as they are employed by the Company and for six months after such employment terminates. In addition, Parent agreed to certain standstill restrictions with respect to the Company and the Company Common Stock.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, as modified by an addendum thereto entered into on March 26, 2012, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement.

Parent and the Company entered into a letter agreement regarding exclusivity on April 26, 2012, as modified by a letter agreement regarding exclusivity on April 27, 2012 (collectively, the “Exclusivity Agreement”). The Company agreed, among other things, that from the date of the Exclusivity Agreement through 9:30 a.m. on May 2, 2012 (the “Exclusivity Period”), the Company and its affiliates and representatives would not, directly or indirectly, engage in any discussions, negotiations or agreements with any person or entity other than Parent, the purpose or result of which would be the sale or disposition of any of the Shares or material assets of the Company (other than sales of inventory in the ordinary course of business). Parent and the Company agreed to use their respective reasonable best efforts to finalize and execute the Merger Agreement and the related transaction documents within the Exclusivity Period, and the Company granted Parent the right to extend the Exclusivity Period through 9:30 a.m. on May 3, 2012 if Parent’s board of directors approved the transactions contemplated by the Merger Agreement, subject to completion of those matters that remain open at the time of the extension.

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly as practicable following the Expiration Time. Holders who sell their Shares in the Offer will cease to have any equity interest in the Company and the right to participate in any future growth in the Company. If the Merger is completed, the holders of Shares immediately prior to the Merger (other than Purchaser) will no longer have any equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the terms of the Merger Agreement or, to the extent that holders of Shares are entitled to and properly exercise appraisal rights under Subchapter 15D of the BCL, the “fair value” of their Shares as judicially determined. Upon the closing of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Parent’s long-term strategy includes, among other things, expanding through selective acquisitions. In that regard, Parent regularly evaluates various acquisition opportunities. In 2005, Parent acquired maurices, and in 2009, Parent acquired Tween Brands, Inc., the operator of Justice. In 2011, Parent completed its reorganization into a Delaware holding company. Parent has built a family of retail brands, each serving its own customer niche, facilitated by its holding company structure and shared services platform. The acquisition of the Company will enhance Parent’s portfolio of retail brands, extend its reach to the fast-growing plus-sized women’s market, further leverage its holding company structure and shared services platform and provide an opportunity to increase revenues and profitability to deliver value to Parent’s stockholders.

Approval. Under the BCL, the approval of the Company Board and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, except in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote or consent of a majority of the votes cast by all shareholders entitled to vote on the Merger Agreement is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon the closing of the Offer, Purchaser would own a number of Shares sufficient to enable it to satisfy the shareholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary to duly call, give notice of, convene and hold a Company shareholder’s meeting as soon as reasonably practicable after the closing of the Offer for purposes of voting on the approval and adoption of the Merger Agreement and the Merger if shareholder approval is required under the BCL to consummate the Merger. The parties have agreed that, if after the purchase of Shares pursuant to the Offer and any Subsequent Offering Period, and after giving effect to any Top-Up Shares, Purchaser owns at least 80% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge with and into the Company pursuant to a “short-form” merger in accordance with applicable provisions of the BCL, which would not require a vote of the Company’s shareholders.

Under the BCL, if Purchaser acquires at least 80% of the Shares, Purchaser will be able to approve the Merger without a vote of the Company’s shareholders. This procedure is known as a “short-form merger.” Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 80% of the Shares, Purchaser and Parent anticipate that they will effect the Merger without prior notice to, or any action by, any other shareholder of the Company if permitted to do so under the BCL. In such event, Parent and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after acquisition of at least 80% of the Shares, without a meeting of the Company’s shareholders, through the “short-form” procedures available under the BCL. However, if Purchaser does not acquire at least 80% of the Shares pursuant to the Offer, the exercise of the Top-Up Option or otherwise and a vote of the Company’s shareholders is required under the BCL, a significantly longer period of time would be required to effect the Merger.

Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of the Company both during the pendency of the Offer and after the closing of the Offer and the Merger and will take such additional actions as it deems appropriate under the circumstances then existing. Specifically, the Company’s management previously disclosed their intention to divest the Company’s FASHION BUG® business. Parent will review its options and the Company’s prior plans before taking any definitive direction with respect to this business. With respect to the Company’s FIGI’S® business, as FIGI’S® markets food and specialty gift products through its Figi’s Gifts in Good Taste® catalog, its figis.com and figisgallery.com e-commerce websites and third-party retailers’ stores and e-commerce websites, it is clearly a different type of business than Parent’s other brands. While it appears to Parent that the FIGI’S® business has a good business model and a viable market opportunity with a dedicated infrastructure, Parent is exploring its options with respect to this business.

Except as set forth in this Offer to Purchase, Purchaser and Parent have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization or (iv) any other material change in the Company’s corporate structure or business.

If, for any reason, following completion of the Offer the Merger is not consummated, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to applicable legal restrictions, to dispose of any or all Shares acquired by Purchaser or Parent.

Appraisal Rights. No appraisal rights are available to the Company’s shareholders whose tendered Shares are accepted in the Offer. However, a shareholder of the Company who has not tendered his or her Shares in the Offer will have rights under Subchapter 15D of the BCL, including the right to dissent and obtain payment in cash for the “fair value” of that shareholder’s Shares if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 persons or less or (ii) Purchaser owns at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the BCL. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter 15D of the BCL. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter 15D of the BCL is less than the price paid in the Offer.

If any Company shareholder who demands appraisal under Subchapter 15D of the BCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the BCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. Failure to follow the steps required by Subchapter 15D of the BCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE BCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SUBCHAPTER 15D OF THE BCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE BCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE BCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO PENNSYLVANIA LAW.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS WHO HAVE NOT TENDERED THEIR SHARES IF THE MERGER IS CONSUMMATED. SUCH SHAREHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the closing of the Offer and, in the Merger, shareholders will receive the same price per Share as that paid in the Offer.

Convertible Notes. In connection with the Merger, all of the Company’s outstanding 1.125% Senior Convertible Notes due May 1, 2014 (the “Convertible Notes”) are, pursuant to their terms, convertible into cash prior to the Effective Time as set forth in the indenture governing the Convertible Notes. In addition, after the Effective Time holders of Convertible Notes will have the right to require Parent to repurchase their Convertible Notes at a purchase price equal to 100% of the par value of such notes, plus accrued and unpaid interest through the date of repurchase, pursuant to a tender offer. Parent will also assume all of the Company’s obligations under the indenture governing the Convertible Notes with respect to any remaining Convertible Notes.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of shareholders and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser and Parent. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on NASDAQ and CHX. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ or CHX for continued quotation on either or both exchanges. The rules of NASDAQ and CHX establish certain criteria that, if not met, could lead to the discontinuance of quotation of the Shares from either or both exchanges. Among such criteria are the number of shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ and/or CHX for continued quotation and the quotation of the Shares is discontinued, the market for the Shares would be adversely affected.

Following the closing of the Offer, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of shareholders and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and person holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on NASDAQ or the CHX. After the closing of the Offer, Parent and Purchaser currently intend to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the earlier of (a) such time as directors elected by Parent pursuant to the Merger Agreement constitute at least a majority of the Company Board and (b) the Effective Time, except with the prior written consent of Parent or as required by or specifically permitted under the Merger Agreement, neither the Company nor any of its subsidiaries will declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of any Shares of its capital stock or other securities (other than dividends from a direct or indirect wholly owned subsidiary of the Company to its parent).

15. Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if immediately prior to acceptance of Shares for payment in the Offer any of the following conditions exists:

(a) the Minimum Condition is not satisfied;

(b) any applicable waiting period (or extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the closing of the Merger shall not have expired or otherwise been terminated;

(c) a Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred since the date of the Merger Agreement;

(d) a governmental entity shall have issued, promulgated, enforced or entered any order, writ, assessment, decision, injunction, decree, ruling award or judgment, whether temporary, preliminary or permanent, challenging or seeking to make illegal, delay or materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all Shares by Parent or Purchaser or the closing of the Offer or the Merger, seeking to obtain material damages in connection with the Offer or the Merger, seeking to restrain, prohibit or limit Parent’s the Company’s or any of their respective affiliates’ ownership or operation of all or any material portion of the business or assets of the Company or any of its subsidiaries, or seeking to impose material limitations on the ability of Parent, Purchaser or any of Parent’s other affiliates to acquire, hold or exercise full rights of ownership of any Shares or any shares of the Surviving Corporation, including the right to vote the Shares or shares of the Surviving Corporation acquired or owned by Parent, Purchaser or any of Parent’s other affiliates on all matters properly presented to the Company’s shareholders;

(e) any law is enacted, entered, enforced, issued, in effect or deemed applicable to the Offer or the Merger that, in the good faith judgment of Parent (after consultation with outside counsel), is likely, directly or indirectly to result in any of the consequences referred to in paragraph (d) above;

(f) any of the representations and warranties of the Company (without giving effect to any materiality of “Company Material Adverse Effect” qualifications therein), other than the representations and warranties regarding capital structure or information provided for incorporation into the documents relating to the Offer or in the Schedule 14d-9, shall not be true and correct, as of the closing of the Offer, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for failures to be so true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or any of the representations and warranties of the Company regarding capital structure or information provided for incorporation into the documents relating to the Offer or in the Schedule 14d-9 shall not be true and correct in all material respects as of the closing of the Offer, as if made at and as of such time;

(g) the Company shall have failed to perform or comply with in all material respects any of its agreements, obligations or covenants under the Merger Agreement; or

(h) the Merger Agreement has been terminated in accordance with its terms.

For purposes of determining whether the Minimum Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures will be included only if those Shares have been delivered pursuant to those procedures.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Pennsylvania, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to, or govern actions following, attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that any restrictive provision of any applicable “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other similar anti-takeover law (each, a “Takeover Statute”) (other than the sections of the BCL described below) purport to apply to the Offer or the Merger, Parent and Purchaser believe that such Takeover Statutes conflict with U.S. Federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting Shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify shareholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. The Company Board, by a unanimous vote of those voting at a meeting at which all the directors of the Company were present, has approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and approval of the Merger to the Company’s shareholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. This Offer to Purchase constitutes the required notice that substantial additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC’s office at Eastgate Office Building, 2nd Floor, 1010 North Seventh Street, Harrisburg, PA 17102-1410 during business hours.

Chapter 25 of the BCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter and is qualified in its entirety by reference to Chapter 25 of the BCL.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the BCL includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his Shares or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the BCL. The Company has represented to Parent and Purchaser that Subchapter 25D will not be applicable to the contemplated Merger because of approval of the Merger by the Company Board prior to Parent or Purchaser becoming an interested shareholder.

Subchapter 25E of the BCL provides that, in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of the Company, in connection with the Offer or otherwise (a “Control Transaction”), shareholders of the Company would have the right to demand “fair value” of such shareholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of the Company, that may not be reflected in such price. The Company has opted out of Subchapter 25E in its by-laws and has represented to Parent and Purchaser that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25F of the BCL prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a shareholder becoming an interested shareholder. The Company has represented to Parent and Purchaser that Subchapter 25F will not be applicable to the contemplated Merger because of approval of the Merger by the Company Board prior to Parent or Purchaser becoming an interested shareholder. The Company has also represented to Parent and Purchaser that the Company Board has exempted the Merger Agreement, and other agreements contemplated by the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, from the requirements of Subchapter 25F.

Subchapter 25G of the BCL, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. The Company has opted out of Subchapter 25G in its by-laws and has represented to Parent and Purchaser that Subchapter 25G is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25H of the BCL, relating to disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation itself) will be recoverable by the corporation. The Company has opted out of Subchapter 25H in its by-laws and has represented to Parent and Purchaser that Subchapter 25H is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25I of the BCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders. Subchapter 25J of the BCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. By their terms, Subchapters 25I and 25J only apply in situations in which Subchapter 25G is applicable. Because the Company has opted out of Subchapter 25G in its by-laws, neither Subchapter 25I nor 25J is applicable to the transactions contemplated by the Merger Agreement, and the Company has made representations to Parent and Purchaser to this effect.

Section 2504 of the BCL provides that the applicability of Chapter 25 of the BCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the BCL shall terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although the Company has no current intention to do so prior to the Effective Time.

Purchaser reserves the right to challenge the validity or applicability of any takeover laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more Takeover Laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. Additionally, under the terms of the Merger Agreement, the Company has represented that it has taken all action necessary to render inapplicable all such takeover laws applicable to the Merger and the Merger Agreement.

Purchaser is not aware of any other Takeover Statutes that are applicable to the Offer or the Merger and has not attempted to comply with any other Takeover Statutes. If any government official or third party should seek to apply any Takeover Statute to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such Takeover Statute in appropriate court proceedings. In the event it is asserted that one or more Takeover Statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 8, 2012, and, as such, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 23, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional 10-calendar-day waiting period following the date of Parent’s and the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws. The Company and Parent and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. Parent and the Company do not believe that any filings or approvals are required under any such laws.

Litigation Related to the Merger. On May 4, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Pamela Kraus v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Kraus Complaint”). The Kraus Complaint purports to assert claims derivatively on behalf of Charming and names as defendants the members of the Company Board, as well as the Company and Parent. The Kraus Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The Kraus Complaint further alleges that the Company Board engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Kraus Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. The Kraus Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Both Parent and the Company believe the Kraus Complaint lacks merit and intend to contest it vigorously.

On May 4, 2012, the Company received a letter from counsel for Mario Lamanna (the “Demand Letter”) demanding that the Company Board commence an action on behalf of the Company against the individual members of the Company Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. Specifically, the Demand Letter asserts that the members of the Company Board breached their duties of loyalty, care, good faith and/or candor by causing and/or allowing the Company to be acquired by Parent for inadequate consideration and by failing to adequately shop the Company before the transaction. The Demand Letter also alleges that the members of the Company Board agreed to the Offer to benefit themselves personally, approved improper deal protection devices and ignored or failed to protect against conflicts of interest. The Company’s disinterested directors believe the allegations in the Demand Letter lack merit and have rejected the demand made by the Demand Letter.

On May 7, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Philip E. Ricciardi v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Ricciardi Complaint”). The Ricciardi Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The Ricciardi Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The Ricciardi Complaint further alleges that the Company Board engaged in self-dealing and corporate waste by entering into the Merger Agreement. The Ricciardi Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Both Parent and the Company believe the Ricciardi Complaint lacks merit and intend to contest it vigorously.

On May 8, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned Mario Lamanna v. Charming Shoppes, Inc., et al., No. 2012-04275, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Lamanna Complaint”). The Lamanna Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The Lamanna Complaint alleges, among other things, that the Company Board engaged in waste of corporate assets and breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. Specifically, the Lamanna Complaint asserts that the Company Board wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Lamanna Complaint further alleges that the Company Board failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Lamanna Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. As to the Company Board’s rejection of the Demand Letter, the Lamanna Complaint alleges the Company Board’s rejection was unreasonable, not in good faith, and not protected by the business judgment rule. The Lamanna Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Both Parent and the Company believe the Lamanna Complaint lacks merit and intend to contest it vigorously.

On May 9, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Robert Steinfeld v. Charming Shoppes, Inc., et al., No. 2012-04284, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Steinfeld Complaint”). The Steinfeld Complaint purports to assert claims derivatively on behalf of the Company and names as defendants the members of the Company Board, as well as the Company and Parent. The Steinfeld Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The Steinfeld Complaint further alleges that the Company Board engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Steinfeld Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. The Steinfeld Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Both Parent and the Company believe the Steinfeld Complaint lacks merit and intend to contest it vigorously.

With respect to the foregoing matters, there can be no assurance that the Company and Parent will be successful in the defense of such matters. The absence of an injunction or court order challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restraining or prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the consummation of the Offer or the Merger is a condition to Purchaser’s obligation to consummate the Offer pursuant to the Merger Agreement.

17. Fees and Expenses.

The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and the Information Agent and the Depositary will each be reimbursed for reasonable expenses and will each be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person or entity (other than to the Depositary and the Information Agent as described herein) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, of which this Offer to Purchase forms a part, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14d-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF PARENT AND PURCHASER

I. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director, and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer, of Parent. The current business address of each person is 30 Dunnigan Drive, Suffern, New York 10901, and the current business phone number of each person is (845) 369-4500.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Elliot S. Jaffe, United States of America	Function at Parent: Co-founder and Chairman of the Board

Mr. Elliot S. Jaffe is the Chairman of the Board and a co-founder of Parent and was the Chief Executive Officer of Parent from its founding in 1962 until 2002.

David R. Jaffe, United States of America	Function at Parent: Member of the Board; President and Chief Executive Officer

Mr. David R. Jaffe became President and Chief Executive Officer of Parent in 2002. Previously he had been Vice Chairman and Chief Operating Officer of Parent since 2001. He joined Parent in 1992 as Vice President, Business Development and became Senior Vice President in 1995, Executive Vice President in 1996 and Vice Chairman in 2001.

Michael W. Rayden, United States of America	Function at Parent: Member of the Board; Chief Executive Officer, Tween Brands, Inc.

Mr. Michael W. Rayden is the Chief Executive Officer of Tween Brands, Inc. (“Tween Brands”). Prior to the acquisition of Tween Brands by Parent on November 25, 2009, Mr. Rayden served as Chief Executive Officer of Tween Brands since March 1996 and was elected Chairman of the Board of Tween Brands in August 1999. Mr. Rayden also served as the President of Tween Brands from March 1996 until January 2007.

Armand Correia, United States of America	Function at Parent: Executive Vice President and Chief Financial Officer

Mr. Armand Correia has been the Chief Financial Officer of Parent since 1991 and has held the position of Executive Vice President of Parent since 2009.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John J. Sullivan, United States of America	Function at Parent: Executive Vice President and Chief Operating Officer

Mr. John J. Sullivan has been the Executive Vice President and Chief Operating Officer of Parent since November 2011. Previously, Mr. Sullivan served as Executive Vice President and Chief Information Officer for QVC, Inc. for four years. Prior to joining QVC, Mr. Sullivan spent 11 years with Liz Claiborne, Inc., where he most recently served as Senior Vice President Sourcing, Systems and Chief Information Officer.

Gene L. Wexler, United States of America	Function at Parent: Senior Vice President, General Counsel and Assistant Secretary

Mr. Gene L. Wexler has been the Senior Vice President, General Counsel and Assistant Secretary of Parent since 2005.

Jay S. Levine, United States of America	Function at Parent: Senior Vice President, Chief Accounting Officer and Corporate Controller

Mr. Jay S. Levine has been the Senior Vice President, Chief Accounting Officer and Corporate Controller at Parent since April 2011. Previously, Mr. Levine was Vice President and Corporate Controller for Polo Ralph Lauren Corporation for five years. Prior to joining Polo Ralph Lauren, Mr. Levine spent twelve years at Time Warner Inc. where he last served as Vice President and Chief Accounting Officer of its former Music division.

Kate Buggeln, United States of America	Function at Parent: Member of the Board

Ms. Kate Buggeln is on the Governing Board of the Business Council for Peace. Ms. Buggeln has provided business strategy and brand management consulting services since 2005. Ms. Buggeln was Senior Vice President, Strategic Planning and Business Development for Coach, Inc. from 2001 to 2004.

Klaus Eppler, United States of America	Function at Parent: Member of the Board

Mr. Klaus Eppler is a pensioned partner in the law firm of Proskauer Rose LLP. He was an equity partner of Proskauer Rose LLP from 1965 to 2001.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Randy L. Pearce, United States of America	Function at Parent: Member of the Board

Randy L. Pearce has, since February 2011, been President of Regis Corporation, an owner, operator and franchisor of hair and retail product salons. From 1998 until February 2011, Mr. Pearce served as Senior Executive Vice President, Chief Financial and Administrative Officer of Regis Corporation, and he has held various executive positions at Regis Corporation since 1985. In January 2012, Mr. Pearce informed Regis Corporation of his intent to retire as President effective June 30, 2012.

John Usdan, United States of America	Function at Parent: Member of the Board

John Usdan has, since 1981, been President of Midwood Management Corporation, a company specializing in real estate ownership, development and management.

II. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director, and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer, of Purchaser. The current business address of each person is 30 Dunnigan Drive, Suffern, New York 10901, and the current business phone number of each person is (845) 369-4500.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David R. Jaffe, United States of America	Function at Purchaser: Member of the Board; President and Chief Executive Officer

See response for Parent.

Armand Correia, United States of America	Function at Purchaser: Member of the Board; Treasurer

See response for Parent.

Gene Wexler, United States of America	Function at Purchaser: Member of the Board; Secretary

See response for Parent.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail:	By Hand or Overnight Courier:

American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be addressed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, NY 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833